

Mail Stop 3628

February 19, 2009

Via U.S. Mail and Facsimile

Christopher A. Van Tuyl, Esq.
Squire, Sanders & Dempsey LLP
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

   Re: Renegy Holdings, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Soliciting Materials filed pursuant to Rule 14a-12
     Each filed January 21, 2009
     File No. 001-33712

     Schedule 13E-3
     Filed on January 21, 2009
     File No. 005-83163

Dear Mr. Van Tuyl:

   We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's preliminary proxy statement, unless otherwise indicated.

   The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the information statement.

Schedule 13E-3

1.   The Schedule 13E-3 as filed on EDGAR has been signed by a person that appears to be an authorized representative of the Company. Please direct us to the evidence that this person is authorized to sign on behalf of the issuer. See Instructions to Signature in Rule 13e-100.

2.   Revise the cover and signature pages of the Schedule 13E-3 to expressly identify Mr. Worsley as a filing person.

3.   We note that the information contained in the last paragraph of Item 3 of your Schedule 13E-3 is not provided in your preliminary proxy statement. Please be sure to include this disclosure in the information the Company ultimately disseminates to security holders. See Exchange Act Rule 13e-3(e).

Preliminary Proxy Statement on Schedule 14A

General

4.   Rule 14a-4(b)(1) requires the Company to separately identify on the proxy card each matter upon which security holders are being asked to vote. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. We believe the Company must present as separate matters: (i) each potential ratio for the reverse stock split; and (ii) the forward stock split proposal. Please revise to allow shareholders to separately vote on each potential ratio for the reverse stock split and the forward split. Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rule 14a-4(b). In preparing any such analysis, please advise us whether state law and/or the Company's governing instruments require a shareholder vote on (1) the ratio and (2) the forward stock split.

5.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Summary Term Sheet, page 1

6.   Please consolidate the disclosure in this Summary Term Sheet and the Question and Answers section to avoid duplication of the same information. In particular,

we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

Fairness of the Transaction, page 4

7.   We note the detailed disclosure regarding the fairness of the transaction beginning at page 26. Please revise the disclosure at page 4 to briefly but explicitly itemize the factors in support of the Board's and Mr. Worsley's determination that the transaction was procedurally fair to unaffiliated security holders who remain security holders and those who will not. In addition, please affirmatively indicate that this procedural fairness determination was reached in the absence of the procedural factors identified in Item 1014(c) and (d) of Regulation M-A. See Q&A 21 in Exchange Act Release 17719 (April 13, 1981).

Effectiveness of the Reverse Stock Split, page 5

8.   Please include the form of transmittal materials as an appendix to your proxy statement.

Effect on Affiliated and Unaffiliated Stockholders [Who Will Continue as Stockholders], page 23

9.   We note the issuer has experienced operating losses. Please revise to indicate whether these two security holder constituencies will become the beneficiaries of the issuer's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

10.   Fairness of the Transaction, page 26

        Revise to affirmatively indicate, if true, that neither the Board nor Mr. Worsley considered going concern value as a factor in support of their respective substantive fairness determinations. Briefly explain to security holders the basis upon which these filing parties apparently concluded not to consider the information. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

11.   We noticed that Mr. Worsley reviewed, relied upon and adopted the position of the Board, as described in this Proxy Statement, with respect to the reasons for, advantages of, disadvantages of and purpose of the Transaction. Revise the discussion regarding Mr. Worsley's fairness determination to explicitly indicate the factors considered in support of his determination or to expressly adopt the factors considered by the Board. See Q&A 20 in Exchange Act Release 17719 (April 13, 1981).

Current and Historical Market Prices, page 27

12.   Please disclose in greater detail how the Cash-Out Price was determined.

Source of Funds and Expenses, page 35

13.   Please provide the disclosure called for by Item 1007(a), (b) and (d) of Regulation M-A, as applicable, with respect to the tax equity transaction and the borrowings from the Company's lender and from Mr. Worsley.

Financial Information, page 40

14.   It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why. We note the statement on page 40 that Renegy is not required to provide ratio of earnings to fixed charges information. It appears that the Company is relying on Item 503(d) or (e) of Regulation S-K. Please note that Item 503(d) or (e) are inapplicable to the Company's obligation under Item 1010(c)(4), and that the ratio of earnings to fixed charges should only be computed "in a manner consistent with" Item 503(d) of Regulation S-K.

Soliciting Materials filed January 21, 2009

15.   We note the last paragraph of this filing contains a discussion of forward-looking statements. A similar discussion is found in the first paragraph on page 52 of the Company's preliminary proxy statement and in the Company's Forms 10-K and 10-Q which the Company incorporates by reference into its preliminary proxy statement. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in the Forms 10-K and 10-Q incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring

        to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

16.   In the same paragraph, we note the last sentence stating the "Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances occurring after the date of this release." A similar statement is found in the last sentence on page 2 of the Company's Schedule 13E-3 and in the last sentence on page 52 of the Company's preliminary proxy statement. Such statements are inconsistent with the Company's obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and proxy statement accordingly and refrain from including such language in future press releases and filings.

Closing Comments

        As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher A. Van Tuyl, Esq.
Squire, Sanders & Dempsey LLP
February 19, 2009
Page 6

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

      Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      Perry J. Hindin
      Special Counsel